SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

KYG211071181

(CUSIP Number of Shares Underlying Warrants)

Albert Chen
+852 3605 8180
albert.chen@chinacordbloodcorp.com
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE
Transaction valuation	Amount of filing fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Other Events

On September 13, 2010, China Cord Blood Corporation (the “Company”) issued a press release announcing that it intends to conduct a share exchange with all existing warrant holders, in which the Company will offer to exchange one ordinary share for every eight warrants. A copy of the press release is attached as Exhibit 99.1.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The exchange offer described herein has not yet been commenced. At the time the exchange offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to warrant holders of record and will also be made available for distribution to beneficial owners of warrants of the Company. The solicitation of offers to exchange warrants for ordinary shares of the Company will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to China Cord Blood Corporation, Attention: Albert Chen, Chief Financial Officer, at +852 3605 8180, or on the Company’s corporate website at http://www.chinacordbloodcorp.com.

Exhibits

Exhibit Number	Description
99.1	Press Release, dated September 13, 2010

1